EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To: The Tel Aviv Stock Exchange
       The Israeli Securities Authority

Immediate Report - Derivative Claim

On March 19, 2015, the Company received a motion to certify a claim as a derivative claim together with the derivative claim, filed with the Tel Aviv District Court (Economic Department).

The motion was filed by a petitioner who allegedly holds 600 shares of the Company (the "Petitioner") against the Company (the "Company"), against Mr. Shaul Elovitch, an (indirect) controlling shareholder of the Company and chairman of its Board of Directors, and against directors of the Company who voted in favor of the Company's entering into the transaction that is the subject of the motion, as set forth below (the "Respondents").

The motion ostensibly concerns the Company's decision, by means of the Respondents, to enter into a transaction for the purchase of all the holdings and shareholders loans of Eurocom D.B.S. Ltd. (a company indirectly controlled by the Company's controlling shareholder) in D.B.S. Satellite Services (1998) Ltd. ("DBS") for an aggregate cash consideration of NIS 680 million, and additional contingent considerations of NIS 370 million.

According to the Petitioner, the consideration that is expected to be paid for the transaction is inflated, and the Respondents' decisions to enter into the transaction caused the Company considerable damage after they breached the duties of skill and care they owed to the Company, and were negligent in their duties. The Petitioner further asserts that the controlling shareholder of the Company breached his duty of fairness, and that the Company breached its duty of disclosure and reporting in connection with the undertaking of the trustee for Eurocom D.B.S. Ltd.'s shareholdings in DBS to sell the shareholdings as of the end of March 2015.

In light of the foregoing, the Petitioner has petitioned the Court to certify the filing of a derivative claim in the Company's name against the Respondents, for damages the Petitioner alleges were caused to the Company as a result of the Respondents' decisions in connection with a transaction aggregating NIS 502 million.

The Company is studying the motion and is unable, at the present stage, to evaluate the motion's likelihood of success. It is noted that in any case, as arises from the Company's filings, the decision to enter into the transaction subject of the claim requires the approval of the Company's Shareholders Meeting, which is expected to take place on March 23, 2015.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.